Filed Pursuant to Rule 424(b)(3)
File Number 333-120973
PROSPECTUS SUPPLEMENT NO. 2
to Prospectus declared
effective on November 1, 2005
as supplemented on November 1, 2005
(Registration No. 333-120973)
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
     This Prospectus Supplement No. 2 supplements our Prospectus dated November 1, 2005 and Prospectus Supplement No. 1 dated November 1, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 2 together with the Prospectus and Prospectus Supplement No. 1.
     This Prospectus Supplement includes the attached Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated November 14, 2005 and Quarterly Report for the period ended September 30, 2005 on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc., as filed by us with the Securities and Exchange Commission.
Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is November 18, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 14, 2005
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

(Exact name of registrant specified in charter)

Delaware	000-50505	13-4287300

(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
100 Foxborough Blvd., Suite 240
Foxborough, MA 02035
(Address of principal executive offices) (Zip Code)
(508) 549-9981
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.
     On November 14, 2005, Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) issued a press release announcing its latest findings regarding the Company’s BrainGate™ Neural Interface System that are being presented today at the Annual Meeting of the Society for Neuroscience in Washington, D.C. A copy of the press release is attached hereto as Exhibit 99.1.
Item 9.01. Financial Statements and Exhibits.
(c)	Exhibits:

Exhibit
Number	Description
99.1	Press release of Cyberkinetics Neurotechnology Systems, Inc. dated November 14, 2005.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cyberkinetics Neurotechnology Systems, Inc.

Date: November 14, 2005	By:	/s/ Timothy R. Surgenor

Timothy R. Surgenor Chief Executive Officer (Duly Authorized Officer)

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press release of Cyberkinetics Neurotechnology Systems, Inc. dated November 14, 2005.

Exhibit 99.1
RESEARCHERS PROVIDE UPDATE ON TWO PARTICIPANTS IN PILOT TRIAL OF
CYBERKINETICS’ BRAINGATE™ SYSTEM
Observations and Data Presented at the Annual Meeting of the Society for Neuroscience
FOXBOROUGH, Mass, November 14, 2005 — Cyberkinetics Neurotechnology Systems, Inc. (OTCBB:CYKN) (Cyberkinetics) reports its latest findings with respect to the Company’s BrainGate™ Neural Interface System in two posters today at the Annual Meeting of the Society for Neuroscience in Washington, D.C. The poster presentations include detailed discussions of the scientific, mathematical and practical observations related to the first of two participants, each with quadriplegia, using their own thoughts and the BrainGate™ System (BrainGate) to control a computer in an ongoing pilot study of the system. Progress toward the development of automated software to support the BrainGate System will also be reported. The detailed information includes positive initial observations from the second participant in the BrainGate pilot trial.
“We are extremely excited to report that preliminary observations in our second participant confirm that the BrainGate System can detect neural activity in the motor cortex and that this activity can be modulated by a person with a spinal cord injury,” said John Donoghue, Ph.D., Founder and Chief Scientific Officer of Cyberkinetics and Chairman of the Department of Neuroscience at Brown University. “Both participants have been able to use the BrainGate System to control a computer interface. These findings support the continued development of the BrainGate System toward our ultimate goal of creating a safe, useful, thought-controllable operating system for people with disabilities to control a wide range of devices and, hopefully at some point, the person’s own limbs. ”
“Preliminary data from our second participant was obtained after our research team successfully engineered a mechanical solution to a defect in the external connector portion of the implanted device,” said Tim Surgenor, Cyberkinetics’ President and Chief Executive Officer. “Based on the experience gained from this development, we have modified and strengthened our manufacturing process and testing standards to assure that BrainGate System implants continue to meet our performance criteria.”
Summary of Preliminary Results
The poster entitled, “BrainGate Neuromotor Prosthesis: Nature and Use of Neural Control Signals,” includes detailed analysis of neural signals from the first participant in the BrainGate pilot clinical trial. The results presented included the finding that many neural (brain) signals, including signal patterns related to shoulder, arm, wrist and hand movement, can be detected, transmitted, and analyzed by the BrainGate System. The participant demonstrated the ability to control these signals and results indicated that the use of certain techniques can improve the level of control. Finally, a specific type of signal called a “Local Field Potential” appears to contain important information about intended movement including the ability to predict the participant’s “intention” to move moments before movement begins.
The poster also provides, for the first time, preliminary data from the second participant in the BrainGate pilot trial. The preliminary data presented showed that neural activity was detected in the motor cortex approximately 6 months after implantation and that this activity could be controlled by the second participant and used to control a computer interface.
The poster entitled, “Advances Towards a Practical Brain Interface for Paralyzed Humans: BrainGate™,” includes data related to the development of software that is designed to automate the operation of the BrainGate System. As demonstrated by the data to be presented in the poster, this software significantly reduced the time that would be required for a technician to manually sort neuronal signals and provides a more reliable signal. The poster also described a system for automatically monitoring implant function. Included in the data to be presented are examples of neuronal signals from the second participant in the BrainGate System pilot study. The automated software element is a critical building block for the Company’s M*Power™ Controller System (M*Power™ Controller). The M*Power software may, ultimately, enable a person to operate the BrainGate System without the assistance of a specially trained technician.
About the BrainGate™ System
The BrainGate Neural Interface System is a proprietary, investigational brain-computer interface (BCI) that consists of an internal sensor to detect brain cell activity and external processors that convert these brain signals into a computer-mediated output under the person’s own control. The sensor is a tiny silicon chip about the size of a baby aspirin with one hundred electrodes, each thinner than a human hair, that can detect the electrical activity of neurons. The sensor is implanted on the surface of the area of the brain responsible for movement, the motor cortex. A small wire connects the sensor to a pedestal that is placed on the skull, extending through the scalp. An external cable connects the pedestal to a cart containing computers, signal processors and monitors that enable the study operators to determine how well study participants can control devices driven by their neural output – that is, by thought alone. The ultimate goal of the BrainGate System development program is to create a safe, effective and unobtrusive universal operating system that will enable those with motor impairments resulting from a variety of causes to quickly and reliably control a wide range of devices, including computers, assistive technologies and medical devices, simply by using their thoughts.
A pilot study of the BrainGate System is currently underway in those with severe paralysis resulting from spinal cord injury (SCI), muscular dystrophy, or with “locked-in” syndrome (tetraplegia and the inability to speak) secondary to stroke. Two participants have received BrainGate implants in this study, one of whom has recently completed one year in the trial. Previously published results from this study of the BrainGate System have demonstrated that a person with severe paralysis can control a computer cursor in order to operate external devices, as well as to operate a prosthetic hand. Enrollment for the BrainGate SCI study is currently open through the Spaulding Rehabilitation Hospital in Boston, Massachusetts, the Rehabilitation Institute of Chicago in Illinois, and the Sargent Rehabilitation Center in Providence, Rhode Island.
A second pilot study is currently enrolling individuals with ALS (Amyotrophic Lateral Sclerosis or Lou Gehrig’s disease) or another motor neuron disease (MND) at the Massachusetts General Hospital in Boston, Massachusetts. The study is open to participants that live within a two-hour drive of Boston, Massachusetts, and that meet the study’s selection criteria. The two primary goals of the pilot clinical study are to characterize the safety profile of the device and to evaluate the quality, type, and usefulness of neural output control that participants can achieve by using their thoughts. A long-term goal of this research is to develop a system that can be used by those with ALS or other motor neuron diseases without the assistance of a technician.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, a leader in brain interface technology, is developing products to treat nervous system diseases and disorders by bringing together advances in neuroscience, computer science and engineering. Cyberkinetics’ products are based on over ten years of technology development and cutting-edge neuroscience research at leading academic institutions such as Brown University, the Massachusetts Institute of Technology, Emory University, and the University of Utah.
Cyberkinetics has received FDA clearance to market the NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. The NeuroPort™ System can contribute to the diagnosis and treatment of neurological conditions in patients who have undergone a craniotomy by providing neurologists and neurosurgeons a new resource to detect, transmit and analyze neural activity.
Cyberkinetics’ BrainGate™ System is being designed to give severely paralyzed individuals, as well as individuals with motor impairment from a variety of causes, a long-term, direct brain-computer interface for the purpose of communication and control of a computer, assistive devices, and, ultimately, limb movement.
Copies of the two abstracts are available in the Media Kit at www.cyberkineticsinc.com. For specific information about BrainGate™ clinical trials please send an email to braingateinfo@cktrial.com.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
Cyberkinetics Contact:
Elizabeth A. Razee
Manager, Corporate Communications
508-549-9981, Ext. 109
IRG Contacts:
John G. Nesbett
President
212-825-3210
Judy Katz
Vice President, Public Relations
212-825-3210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-QSB
QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2005
Commission File Number: 000-50505
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
(Exact name of small business issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization) 100 Foxborough Blvd Ste 240, Foxborough , MA (Address of principal executive offices)	13-4287300 (I.R.S. Employer Identification Number) 02035 (Zip Code)
(508) 549-9981
(Issuer’s telephone number, including area code)
     Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     As of November 11, 2005, the Registrant had 25,686,317 shares of Common Stock outstanding.
     Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☑

FORM 10-QSB INDEX

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	September 30,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	$13,841,182	$5,232,641
Accounts receivable	168,632	339,831
Inventory	111,858	122,610
Prepaid expenses and other current assets	201,371	264,223

Total current assets	14,323,043	5,959,305

Property and equipment, net	677,948	549,927
Intangible assets, net	119,700	136,586
Deposits and other assets	30,006	16,258
Goodwill	94,027	94,027

Total assets	$15,244,724	$6,756,103

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$324,579	$323,805
Accrued expenses	937,522	633,476
Deferred revenue	—	60,432
Current portion of notes payable to related parties	105,004	101,316
Current portion of capital lease obligations	268,775	189,216
Line of credit	3,000,000	—

Total current liabilities	4,635,880	1,308,245

Capital lease obligations, less current portion	403,273	365,528
Commitments and Contingencies — Note 7

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 authorized, 26,986,317 issued and 25,686,317 outstanding at September 30, 2005 and 16,939,481 issued and 15,639,481 outstanding at December 31, 2004	26,986	16,939
Additional paid-in capital	30,811,197	17,835,622
Common stock in escrow, 1,300,000 shares	(13,000)	(13,000)
Deferred stock-based compensation	(906,505)	(85,445)
Accumulated deficit	(19,713,107)	(12,671,786)

Total stockholders’ equity	10,205,571	5,082,330

Total liabilities and stockholders’ equity	$15,244,724	$6,756,103

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
Revenues:
Product sales	$119,281	$164,008	$495,948	$425,400
Grant income	69,294	214,910	280,217	659,507

Total revenues	188,575	378,918	776,165	1,084,907

Operating expenses:
Cost of product sales	20,173	68,175	96,842	201,300
Research and development	1,445,984	785,434	4,283,589	2,158,225
Sales and marketing	77,675	81,121	245,858	224,889
General and administrative	918,109	1,170,907	2,994,879	2,864,136

Total operating expenses	2,461,941	2,105,637	7,621,168	5,448,550

Operating loss	(2,273,366)	(1,726,719)	(6,845,003)	(4,363,643)
Other income (expense):
Interest income	28,222	5,566	61,503	27,551
Interest expense	(134,751)	(15,851)	(257,821)	(35,238)

Other expense, net	(106,529)	(10,285)	(196,318)	(7,687)

Net loss	(2,379,895)	(1,737,004)	(7,041,321)	(4,371,330)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(208,383)	—	(625,149)

Net loss attributable to common stockholders	$(2,379,895)	$(1,945,387)	$(7,041,321)	$(4,996,479)

Basic and diluted net loss attributable to common stockholders per common share	$(0.15)	$(0.46)	$(0.44)	$(1.21)

Shares used in computing basic and diluted net loss attributable to common stockholders per common share	16,228,603	4,217,836	15,887,463	4,141,525

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended
	September 30,	September 30,
	2005	2004
Operating activities
Net loss	$(7,041,321)	$(4,371,330)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	213,764	155,128
Stock-based compensation	1,084,947	145,432
Non-cash interest on notes and line of credit	81,886	4,413
Non-cash issuance of stock to consultants	148,002	—
Non-cash issuance of warrant to related party	90,077	—

Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	171,199	(23,759)
Prepaid expenses and other current assets	141,050	(80,950)
Inventory	10,752	(48,129)
Deposits and other assets	(13,748)	2,752
Accounts payable	774	232,870
Accrued expenses	304,046	251,986
Deferred revenue	(60,432)	6,100

Net cash used in operating activities	(4,869,004)	(3,725,487)

Investment activities
Purchases of property and equipment	(324,899)	(314,937)

Net cash used in investing activities	(324,899)	(314,937)

Financing activities
Net proceeds from line of credit	3,000,000	—
Net proceeds from capital lease line	265,080	698,378
Payments on capital lease line	(147,776)	(98,920)
Proceeds from issuance of common stock	10,685,140	2,231

Net cash provided by financing activities	13,802,444	601,689

Net increase (decrease) in cash and cash equivalents	8,608,541	(3,438,735)
Cash and cash equivalents at beginning of period	5,232,641	5,067,594

Cash and cash equivalents at end of period	$13,841,182	$1,628,859

Supplemental disclosure of non-cash activities

Accretion of preferred stock dividends and issuance costs	—	$606,915

Accretion of fair value of common stock issued to preferred stockholders	—	$18,234

Common stock issued in exchange for notes payable to related party	—	$36,250

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Nature of Business and Basis of Presentation
Effective October 7, 2004, pursuant to an Agreement and Plan of Merger, dated July 23, 2004, by and among privately held Cyberkinetics, Inc., a Delaware corporation (“CKI”), Trafalgar Ventures Inc., a publicly held Nevada corporation (“Trafalgar”), and Trafalgar Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Trafalgar (“Merger Sub”), Merger Sub merged with and into CKI with CKI as the survivor for accounting purposes (the “Merger”). Upon the consummation of the Merger, Trafalgar was renamed Cyberkinetics Neurotechnology Systems, Inc. (“Cyberkinetics” or the “Company”) and effected a reincorporation in the State of Delaware. The Merger was treated as a reverse merger of CKI. Accordingly, from an historical accounting perspective, the period from inception of the Company begins on May 2, 2001, the date of inception of CKI. The financial statements of the Company presented reflect the historical results of CKI prior to the Merger, and of the combined entities following the Merger, and do not include the historical financial results of Trafalgar prior to the consummation of the Merger. Stockholders’ equity has been retroactively restated to reflect the number of shares received in the Merger after giving effect to the difference in par value, with the offset to additional paid-in capital.
The Company is engaged in the research, development, manufacture, sale and distribution of neurological products. Cyberkinetics is developing clinical products for human use designed to detect and interpret brain activity in real time. Cyberkinetics operates in one business segment, which is the development and marketing neurological products. Since its inception on May 2, 2001, the Company has devoted its efforts principally to research and development, licensing of intellectual property, business development activities and raising capital. Prior to the quarter ended June 30, 2005, the Company operated as a development-stage company. During the first half of 2005, the Company made progress in the clinical testing and development of its BrainGate™ System. During the second quarter of 2005, the Company received 510(k) approval to market its first clinical product the NeuroPort™ System which it expects to launch in early 2006. As a result, the Company determined that it was no longer in the development stage.
The Company’s future capital requirements will depend upon many factors, including progress with marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in, obtaining regulatory approvals, competing technological and market developments, and its ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements. Management expects that the Company will continue to incur negative cash flows and net losses for the foreseeable future. Based upon management’s current plans and expectations, management believes that the Company’s existing capital resources will be sufficient to meet the Company’s operating expenses and capital requirements through at least December 2006. However, changes in management’s business strategy, technology development, marketing plans or other events affecting the Company’s operating plans and expenses, may result in the expenditure of existing cash before that time. If this occurs, the Company’s ability to meet its cash obligations as they become due and payable will depend on the Company’s ability to sell securities, borrow funds or some combination thereof. The Company may not be successful in raising necessary funds on acceptable terms, or at all. If the Company were to lack sufficient funds, the Company may be required to delay, scale back or eliminate some of its research and development activities or delay the launch of its product candidates. The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States applicable to interim periods. These statements, however, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements and related footnotes for the fiscal year ended December 31, 2004, which are included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2005.
In the opinion of management, the unaudited financial statements contain all adjustments (all of which were considered normal and recurring) necessary to present fairly the Company’s financial position at September 30, 2005, the results of operations for the three months and nine months ended September 30, 2005, and September 30, 2004, and cash flows for the nine months ended September 30, 2005, and September 30, 2004. The preparation of the Company’s condensed consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at the balance sheet date. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year or any other interim period.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)
2. Stock-Based Compensation
Awards under the Company’s stock option plans are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, in accounting for its employee stock options. Accordingly, no compensation expense is recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of Financial Accounting Standards Board Statement (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123) and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally recognized over the vesting period of the award.
The Company provides the disclosure requirements of SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS 148). If compensation expense for the Company’s stock-based compensation plan had been determined based on the fair value at grant dates as calculated in accordance with SFAS 123, the Company’s net loss attributable to common stockholders and net loss per common share would approximate the pro forma amounts below:

	Three Months Ended September 30,
	2005	2004
Net loss attributable to common stockholders, as reported	$(2,379,895)	$(1,945,387)
Add: Stock-based employee compensation expense included in reported net loss	121,320	10,208
Deduct: Stock-based employee compensation expense determined under fair value-based method for all employee awards	(224,870)	(16,823)

Pro forma net loss attributable to common stockholders	$(2,483,445)	$(1,952,002)

Basic and diluted net loss per share, as reported	$(0.15)	$(0.46)
Pro forma basic and diluted net loss per share	$(0.15)	$(0.46)

	Nine Months Ended September 30,
	2005	2004
Net loss attributable to common stockholders, as reported	$(7,041,321)	$(4,996,479)
Add: Stock-based employee compensation expense included in reported net loss	368,007	31,831
Deduct: Stock-based employee compensation expense determined under fair value-based method for all employee awards	(579,072)	(46,654)

Pro forma net loss attributable to common stockholders	$(7,252,386)	$(5,011,302)

Basic and diluted net loss per share, as reported	$(0.44)	$(1.21)
Pro forma basic and diluted net loss per share	$(0.46)	$(1.21)
The effects on pro forma net loss of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net loss for future years, due to such factors as the vesting period of the stock options, and the potential for issuance of additional stock options in future years.
3. Net Loss Per Share
The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128), and related interpretations. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common share equivalents consist of the incremental common shares issuable upon the conversion of preferred stock and shares issuable upon the exercise of stock options and warrants. The shares in escrow issued in connection with the Merger have been excluded from the calculation. See Note (4) below for an explanation of the shares held in escrow. The Company has excluded the impact of all convertible preferred stock, stock options and warrants from the calculation of historical diluted net loss per common share because all such securities are

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)
3. Net Loss Per Share (continued)
antidilutive for all periods presented. The Company has given retroactive effect to the Merger for purposes of its computation of net loss per share for all periods presented. During the three months ended September 30, 2005, the Company issued 9,908,156 shares of common stock in connection with the private placement completed in September 2005 (see Note 11) and the exercise of stock options.
The following potentially dilutive, common share equivalents were excluded from the calculation of diluted and pro forma net loss per common share because their effect was anti-dilutive for each of the periods presented:

	As of
	September 30,	September 30,
	2005	2004
Options	3,326,022	2,963,950
Warrants	5,952,165	101,619
Convertible Preferred Stock	—	9,419,113

Total	9,278,187	12,484,682

4. Merger
Effective October 7, 2004, pursuant to an Agreement and Plan of Merger, dated July 23, 2004, by and among privately held CKI, Trafalgar, and the Merger Sub, Merger Sub merged with and into CKI with CKI as the survivor for accounting purposes. Upon the consummation of the Merger, Trafalgar was renamed Cyberkinetics Neurotechnology Systems, Inc. and re-incorporated into the State of Delaware. The Merger was treated as a reverse merger of CKI. Accordingly, from a historical accounting perspective, the period from inception of the Company begins on May 2, 2001, the date of inception of CKI. The Company recorded the transaction as the issuance of stock for the net monetary assets of Trafalgar, accompanied by a recapitalization and consequently, no goodwill or intangible assets were recorded with respect to this transaction. All costs associated with the Merger were expensed as incurred. The financial statements of the Company presented reflect the historical results of CKI prior to the Merger, and of the combined entities following the Merger, and do not include the historical financial results of Trafalgar prior to the consummation of the Merger. Stockholders’ equity has been retroactively restated to reflect the number of shares received in the Merger after giving effect to the difference in par value, with the offset to additional paid-in capital.
The following summarizes the structure of the Merger and matters completed in connection therewith:
1. At the effective time of the Merger, the controlling stockholders of Trafalgar cancelled 1,500,000 shares of Trafalgar’s stock held by them (the “Cancellation”) and Trafalgar amended its Articles of Incorporation to effectuate a 1-for-2.1142857 reverse stock split (the “Reverse Stock Split”), resulting in a total of 1,050,000 Trafalgar shares outstanding.
2. In conjunction with the Merger, the 9,419,113 shares of CKI redeemable convertible preferred stock outstanding prior to the Merger was converted to CKI common stock on a one-for-one basis.
3. Further to the Merger, each share of CKI’s common stock (an aggregate of 12,589,481 shares) was converted into one share of Trafalgar’s common stock, an exchange ratio in the Merger of one-to-one.
4. At the effective time of the Merger, all options to purchase CKI’s shares then outstanding under the 2002 Equity Incentive Plan and the 2002 Founders’ Option Plan (together, the “Option Plans”), and all stock options to purchase CKI’s shares then outstanding, which were not under the Option Plans, in each case whether vested or unvested (a total of 2,963,950 stock options), and the Option Plans themselves, along with warrants to purchase 101,619 shares of CKI’s common shares, were assumed by the Company.
5. At the time of the Merger, Trafalgar issued an additional 1,300,000 shares of Common Stock into escrow (“the Escrow Shares”) to cover its indemnification obligations, if any to CKI, under the Merger Agreement. If a valid claim for indemnification is made against Trafalgar, all or a portion of the Escrow Shares (depending upon the amount of the claim or claims) would be issued on a pro rata basis to those parties who were CKI shareholders of record immediately prior to the Merger. Any release of Escrow Shares would result in the dilution of ownership of the Company for any shareholder not receiving Escrow Shares. To the extent that the Escrow Shares are not distributed to former shareholders of CKI stock as a result of indemnification claims made prior to the first anniversary of the Merger, those escrow shares shall be cancelled.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)
4. Merger (continued)
6. The stockholders of CKI as of the closing date of the Merger owned approximately 92.3% of the Company’s common shares outstanding.

7. The directors and officers of Trafalgar resigned and the directors and officers of CKI became the directors and officers of the Company.
Upon completion of the Merger on October 7, 2004 and the conversion of the CKI redeemable convertible preferred stock to common stock on a one for one basis, there were approximately 13,639,000 shares of common stock outstanding.
5. Inventory
Inventory consists of the following:

	September 30,	December 31,
	2005	2004
Finished goods	$36,255	$110,580
Work in process	13,634	12,030
Raw materials	61,969	—

Total	$111,858	$122,610

6. Property and Equipment
Property and equipment consist of the following:

	September 30,	December 31,
	2005	2004	Useful Life
Computer equipment	$206,673	$180,666	3 years
Software	98,254	92,771	3 years
Furniture and fixtures	70,599	51,087	3 years
Machinery and equipment	709,417	481,516	3 to 5 years
Leasehold improvements	45,996	—	5 years

	1,130,939	806,040
Less accumulated depreciation	(452,991)	(256,113)

Property and equipment, net	$677,948	$549,927

Depreciation expense, which includes amortization of assets under capital leases, was $196,878 and $123,842 for the nine months ended September 30, 2005 and September 30, 2004, respectively.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)
7. Commitments and Contingencies
Operating Leases
The Company leases office space in Foxborough, Massachusetts, and office and laboratory space in Salt Lake City, Utah, used for manufacturing and research and development. The Foxborough, Massachusetts lease expires on May 31, 2007 and the Company has an option to renew the lease at the end of the initial term for an additional three-year term. The Salt Lake City, Utah, lease expires on November 30, 2009 and the Company has an option to renew the lease at the end of the initial lease term for an additional five-year term. The future minimum lease payments required under noncancellable operating leases were as follows as of September 30, 2005:

Year ending December 31:
2005	$80,764
2006	343,822
2007	257,551
2008	192,500
2009	181,500

Total minimum lease commitments	$1,056,137

Capital Leases
In October 2003, the Company entered into a loan and security agreement (the “Loan” or “capital lease line”) with a lender that allows for the Company to borrow up to $1,000,000 to finance the purchase of equipment, hardware, leasehold improvements and software. All borrowings under the Loan are collateralized by the assets financed. In January 2004 and May 2004, the Company received gross proceeds of $258,869 and $439,509, respectively, from financings completed under the capital lease line. Both financings provided a lease term of 42 months, with a $1.00 buyout option, and the monthly payments ranging from approximately 2.7% to 2.8% of the total equipment cost.
On September 28, 2005, the Company completed an additional financing under its capital lease line. The Company received gross proceeds of $265,080 to finance purchases of property and equipment used in research and development and manufacturing activities. The lease term is 42 months and the monthly payments are equal to approximately 2.8% of the total cost of the equipment financed.
The future minimum cash payments under the Loan were as follows as of September 30, 2005:

Year ending December 31:
2005	$72,832
2006	321,185
2007	254,263
2008	89,572
2009	22,393

760,245
Less amount representing interest	(88,197)

Present value of minimum future payments	672,048
Less current portion of capital leases	(268,775)

Long-term portion of capital leases	$403,273

8. Equity
Preferred Stock
As of September 30, 2005 and December 31, 2004, the Company had 50,000,000 shares of preferred stock authorized and no shares issued and outstanding.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)
2002 Equity Incentive Plan
On August 12, 2002, the Company’s Board of Directors and stockholders adopted the 2002 Equity Incentive Plan (the 2002 Equity Plan). On June 23, 2005, Cyberkinetics’ Board of Directors and its stockholders amended the 2002 Equity Plan to increase the total number of shares available from 2,533,333 to 3,500,000.
9. Related Party Transactions
In connection with the acquisition of Bionic Technologies, LLC (“Bionic”) in 2002, the Company assumed three notes payable to two parties. The first note, in the amount of $59,157, was issued to Bionic’s founder, president and Chief Executive Officer (“CEO”). On April 30, 2004, the Company accepted the resignation of Bionic’s CEO. In exchange for a release of claims outlined in his agreement of resignation, the individual exercised his rights to (i) pay the exercise price of $0.10 per share for 112,500 vested shares under the Founders’ Option grant through the cancellation of $11,250 of the promissory note amount due him by the Company and (ii) pay the exercise price of $0.50 per share for 50,000 vested shares under an Additional Founder’s Option grant through the cancellation of $25,000 of the promissory note amount due him by the Company. There was $32,899 and $31,868 in principal and accrued interest outstanding on this note at September 30, 2005 and December 31, 2004, respectively. The second note, also issued to Bionic’s CEO in the amount of $30,000, was paid in full as of February 2003. The third note, in the amount of $59,054, was issued to a holder of membership units of Bionic. There was $72,105 and $69,447 in principal and accrued interest outstanding on this note at September 30, 2005, and December 31, 2004, respectively. The promissory notes outstanding at September 30, 2005 are due to be paid in full, including accrued interest, on December 31, 2005.
During the three months ended September 30, 2005 and September 30, 2004, the Company recognized product sales of $0 and $10,516, respectively, to Brown University. The Company’s Chief Scientific Officer, who is also a member of the Company’s Board of Directors, is a professor and the Chairman of the Neuroscience Department at Brown University. During the nine months ended September 30, 2005, and September 30, 2004, the Company recognized product sales of $4,013 and $22,301, respectively, to Brown University. Amounts due from Brown University at September 30, 2005 and December 31, 2004, totaled $0 and $119,775, respectively.
The Company recognized product sales of $0 and $6,000 to the University of Chicago during the three months ended September 30, 2005 and September 30, 2004, respectively, and recognized product sales of $4,395 and $9,000 during the nine months ended September 30, 2005 and September 30, 2004, respectively. A member of the Company’s Board of Directors is an assistant professor at the University of Chicago. Amounts due from the University of Chicago at September 30, 2005, and December 31, 2004, totaled $0 and $5,525, respectively.
10. Line-of-Credit Agreement
On March 31, 2005, the Company entered into a one year revolving line-of-credit agreement (the “Line” or “Agreement”) for up to $3.0 million with a financial institution. Borrowings under the Line are available in amounts and at the time of the Company’s discretion. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Company agrees not to sell, transfer or otherwise dispose of its intellectual property rights outside the ordinary course of business, except with the prior consent of the financial institution. The Line provides for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions; the Agreement also contains certain acceleration clauses. Borrowings under the Line bear interest at prime rate plus 3 percent. Interest is payable monthly and the principal is due on March 30, 2006. In connection with the Line, the Company issued to the financial institution a ten-year warrant to purchase 71,429 shares of common stock. The warrants, valued at $156,396 under the Black-Scholes model, are exercisable at the option of the holder at $2.10 per share. The fair value of the warrant is being charged to interest expense over the twelve-month term of the Line. The Company has recorded $39,099 and $78,198 of interest expense for the three and nine months ended September 30, 2005 related to the warrants.
On May 4, 2005, the Company drew down $3.0 million under the Line at an interest rate of 9.0% per annum.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)
11. Private Placement
On September 26, 2005, the Company completed a private placement whereby it sold 9,535,833 shares of its common stock (the “Shares”) and issued warrants to purchase another 4,767,922 shares of its common stock (the “Warrant Shares”) to accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended), resulting in net proceeds (assuming no exercise of the warrants) of approximately $10,675,000 (the transaction is referred to herein as the “Private Placement”).
The Shares were issued at a purchase price of $1.20 per share pursuant to the terms of a Securities Purchase Agreement entered into by the Company and each of the investors. Each of the investors received a five (5)-year warrant to purchase up to fifty percent (50%) of the number of Shares purchased by such investor in the closing of the Private Placement, at an exercise price per share of $1.60.
In consideration of the investment in the Private Placement, the Company granted to each investor certain registration rights on a best efforts basis with respect to the Shares and the Warrant Shares. The Shares and Warrant Shares were registered under a Form SB-2, which the Securities and Exchange Commission declared effective on October 31, 2005.
The company signed Placement Agent letters with Hunter World Markets, Inc. (“Hunter”), Rodman & Renshaw, LLC (“Rodman”) and Seven Hills, LLC (“Seven Hills”). Upon the closing of the Private Placement and pursuant to the terms of the Placement Agent letters, the Company issued 300,000 shares of its common stock to Hunter and issued warrants to purchase up to 93,667 and 190,717 shares of its common stock to Rodman and Seven Hills, respectively. The common stock and warrants described above were issued as partial consideration for services as the Company’s placement agents in the transaction described above.

Cyberkinetics Neurotechnology Systems, Inc.
Item 2. Management’s Discussion and Analysis or Plan of Operation
Forward Looking Statements
The following discussion of consolidated financial condition and results of operations of the Company should be read in conjunction with the unaudited financial statements and the related notes thereto included elsewhere in this Form 10-QSB. Except for the historical information contained herein, the following discussion, as well as other information in this report, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “safe harbor” created by those sections. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the “risk factors” section of the Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2005. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this release.
Overview
Cyberkinetics
     We are a medical device company specializing in the development of neural implants that can interact with the brain and the nervous system at the level of individual cells. We intend to use our core technology to develop a portfolio of implantable medical devices that can detect and interpret brain activity at the cellular level in real time as the basis for diagnosis and treatment of a broad range of neurological conditions. Our product pipeline currently includes: a line of research products to support leading-edge, pre-clinical neuroscience research; the NeuroPort™ System, which is a recently approved entry in the market for invasive neurosurgical monitoring; and the BrainGate™ System, currently in clinical evaluation, which is intended to allow a disabled person to control a computer using thought. Our strategy is to leverage our proprietary core technology to establish ourselves as a leader in the fields of functional restoration (i.e., the ability to communicate with electrical devices to perform those functions that the body is no longer able to perform autonomously or on command) and in monitoring and treating neurological disorders.
     In late 2002, we acquired Bionic Technologies, LLC (“Bionic”), a manufacturer of neural recording, stimulation and signal processing equipment for neuroscience research. Through the acquisition, we gained an engineering team, manufacturing facilities in Salt Lake City, Utah and key intellectual property. We continue to manufacture and market Bionic’s BIONIC® line of neural recording arrays and data acquisition systems to researchers.
     We have a limited history of operations and, through September 30, 2005, we have generated limited revenues from product sales. We have also generated limited revenue from grant income. The long-term success of our business, however, is dependent on the development and commercialization of advanced neurological products such as the NeuroPort™ and BrainGate™ Systems.
     We have been unprofitable since Cyberkinetics’ inception in May 2001 and we expect to incur substantial additional operating losses for at least the foreseeable future as we continue to expand our product development activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial performance are not necessarily indicative of our future operating results. We have incurred substantial net losses since inception. As of September 30, 2005, our accumulated deficit was approximately $19,713,000. We expect to incur substantial and increasing losses for the next several years as we:
•	continue to develop the BrainGate™ System and the NeuroPort™ System;

•	continue to enroll new patients in our clinical study(ies);

•	develop and commercialize our product candidates, if any, that receive regulatory approval;

•	continue and expand our research and development programs;

•	acquire or in-license products, technologies or businesses that are complementary to our own; and

•	increase our general and administrative expenses related to operating as a public company.

     We have financed our operations and internal growth primarily through private placements of equity and debt securities as well as through revenue from product sales and sponsored research. In September 2005, we completed a private placement, whereby we (i) sold 9,535,833 shares of our common stock at a price of $1.20 per share for aggregate gross proceeds of $11,443,000; and (ii) issued warrants to purchase up to an additional 4,767,922 shares of our common stock at an exercise price of $1.60 per share. As partial consideration for services rendered in connection with leading the Private Placement, Hunter World Markets, Inc. was issued 300,000 shares of our common stock. Rodman & Renshaw LLC and Seven Hills Partners LLC were issued warrants identical to those described above to purchase 93,667 and 190,717 shares of our common stock, respectively, for services rendered in connection with the Private Placement. The shares and warrants were offered and sold to issuees in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and/or Rule 506 promulgated thereunder. Each of the issuees qualified as an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended).
     Our business is subject to significant risks, including, but not limited to, the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and uncertainties associated with obtaining and enforcing intellectual property rights. Accordingly, our activities to date are not as broad in depth or in scope as the activities we may undertake in the future, and our operating results or financial position or our ability to operate profitably as a commercial enterprise are not indicative of our future operating results.
     Research and Development
     Our research and development activities have been primarily focused on the development of the NeuroPort™ System and the pilot clinical trial of the BrainGate™ System. Since Cyberkinetics’ inception in 2001 and through September 30, 2005, we have incurred research and development costs of approximately $11,776,000. Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, non-cash stock compensation expense for non-employees, costs associated with the clinical trials of our product candidates, supplies and materials, costs for consultants and related contract research, depreciation and facility costs. We charge all research and development expenses to operations as they are incurred.
     In the future, the rate of spending on the BrainGate™ System is likely to increase as additional clinical trials are performed. The initial version of the BrainGate™ System is not expected to be commercially launched for at least three to five years, if at all. We have also initiated development of a completely implantable sensor and signal transmission system for long-term use that can be operated by the user outside of the hospital setting which will take longer to develop and is expected to be launched after the initial version of the BrainGate™ System. While we cannot estimate with any certainty the time required for commercial approval of the BrainGate™ System, we expect that we will need to raise substantial additional capital in order to reach breakeven from the sales of advanced neurological products.
     At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we continue the development of current product candidates, and the expansion of our research programs. Delay in raising, or failure to raise, additional capital to fund these research and development costs would likely lead to the delay in, and potential halt to, the development of any of our product candidates and our research programs.
     The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when any net cash inflow from any of our current product candidates will commence.
Three Months Ended September 30, 2005 and 2004
Revenues
     Product Sales and Gross Margin. Our business focus since inception in May 2001 has been the development of our advanced neurological products, such as the NeuroPort™ and BrainGate™ Systems. However, we continue to sell our BIONIC® products. We expect that our sales from the BIONIC® products will continue to be limited and are therefore, likely to continue to fluctuate in the future. For the three months ended September 30, 2005, overall product sales, which include sales of BIONIC® products and NeuroPort™ systems, decreased by $45,000 to $119,000 from $164,000 for the three months ended September 30, 2004. The 27% decrease in sales was principally related to a reduction in the number of BIONIC® units sold. The gross margin on product sales was approximately 83% and 58% for the three months ended September 30, 2005 and 2004, respectively. The increased gross margin is not indicative of future operating results and was primarily the result of the sale of a custom NeuroPort™ unit during the three months ended September 30, 2005. Because the custom NeuroPort™ unit sold during the quarter is still under development, certain costs which normally would have been charged to cost of sales were expensed as incurred to research and development.
     Grants. Revenue from Small Business Innovative Research (“SBIR”) grants decreased $146,000 to $69,000 for the three months ended September 30, 2005, from $215,000 for the three months ended September 30, 2004. The decrease in grant income was anticipated and resulted from the completion of a majority of our existing contracts during the first six months of 2005. This decrease was compounded by the unavailability of research and development staff to work on grant-related activities. We did not submit any SBIR grant applications during the quarter ended September 30, 2005 because of uncertainties concerning the future availability of these types of grants to public companies. We have identified and applied for several new grant and contract opportunities from various federal agencies, other than the SBIR, that may provide funding for research activities in 2006. As a result of our efforts to seek new sources of funding, in October 2005, we were awarded a subcontract under a grant issued by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will receive the full $2.3 million potential of the new grant or receive any additional funding from any other grant or contract opportunities applied for by us until each selection process is finalized and the applicable grant or contract is awarded.
Expenses
     Research and Development. Research and development expenses increased $661,000 to $1,446,000 for the three months ended September 30, 2005, from $785,000 for the three months ended September 30, 2004. The increase was partly due to an increase in non-cash stock compensation expense of $276,000. Because some of the options we have granted are subject to variable accounting, non-cash stock compensation expense can fluctuate substantially from quarter to quarter based on the market value of our common stock and the number of options outstanding at the end of each quarter. In addition, license fees increased $140,000 consisting of non-cash equity compensation expense of $90,000 for warrants issued to Brown University Research Foundation (BURF) that vested during the quarter and $50,000 in minimum fees due under the license agreement with BURF. Furthermore, compensation and travel expense for our staff and incremental research and development staff increased $74,000. The remaining $171,000 increase was primarily comprised of development, manufacturing and facilities related costs associated with activities required to launch the NeuroPort™ System in the first quarter of 2006, the ongoing pilot clinical trial of the BrainGate™ System and additional depreciation expense from new equipment used in the manufacturing process.
     Sales and Marketing. Sales and marketing expenses decreased $3,000 to $78,000 for the three months ended September 30, 2005, from $81,000 for the three months ended September 30, 2004. We do not expect the decrease in sales and marketing expenses to continue in the near future as the Company increases its marketing efforts to support the launch of the NeuroPort™ System in early 2006.
     General and Administrative. General and administrative expenses decreased $253,000 to $918,000 for the three months ended September 30, 2005 from $1,171,000 for the three months ended September 30, 2004. The decrease was principally due to a reduction in audit, legal, and consulting fees of $451,000, which amounts were primarily associated with the services performed in connection with the Merger in the third quarter of 2004. This decrease was partially offset by an increase of $133,000 of costs associated principally with our operations as a public company, including investor relations, and an increase of $65,000 for compensation and travel expense for additional general and administrative staff.
Other Income and Expenses
     Other Income (Expense), Net. Interest income increased $22,000 to $28,000 for the three months ended September 30, 2005 from $6,000 for the three months ended September, 2004. The increase in interest income was primarily the result of a higher average cash balance available for investment. Interest expense increased $119,000 to $135,000 for the three months ended September 30, 2005 from $16,000 for the three months ended September 30, 2004. The increase was related to the cash draw down on the Line and amortization of the fair value of the warrants issued in connection with obtaining the Line as well as interest expense associated with borrowings for equipment purchases under an equipment loan.
Net Loss
     Net Loss. Net loss attributable to common stockholders increased $435,000 to $2,380,000 for the three months ended September 30, 2005, from $1,945,000 for the three months ended September 30, 2004. The increase in net loss was principally due to an increase in compensation expense related to stock options, costs associated with preparing for the launch of the NeuroPort™ System, a reduction in grant revenue as certain contracts came to completion and the costs associated with operating as a public company. The net loss attributable to common stockholders for the three months ended September 30, 2004 includes dividends and accretion for redeemable convertible preferred stock. In connection with the Merger, all of our preferred stock was converted to common stock and therefore there are no dividends or accretion charges after October 2004. Net loss per common share decreased $0.31 per share to $0.15 per share for the three months ended September 30, 2005 from $0.46 for the three months ended September 30, 2004. The decrease in net loss per share was due to an increase in the weighted-average common shares outstanding. The weighted-average common shares outstanding increased 12,010,000 to 16,229,000 at September 30, 2005 from 4,218,000 at September 30, 2004 as a result of the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the Merger, 2,000,000 shares issued in connection with a private placement completed in November 2004 and 9,836,000 shares issued in connection with a private placement completed in September 2005.

Nine Months Ended September 30, 2005 and 2004
Revenues
     Product Sales and Gross Margin. Our business focus since inception in May 2001 has been the development of our advanced neurological products, such as the NeuroPort™ and BrainGate™ Systems. However, we continue to sell our BIONIC® products. We expect that our sales from the BIONIC® products will continue to be limited and are therefore, likely to continue to fluctuate in the future. For the nine months ended September 30, 2005, overall product sales, which include sales of BIONIC® products and NeuroPort™ systems, increased $71,000 to $496,000 from $425,000 for the nine months ended September 30, 2004. The 17% increase in sales was principally related to an increase in the selling price of certain product lines and the sale of a custom NeuroPort™ unit. The gross margin on product sales was approximately 80% and 53% for the nine months ended September 30, 2005 and 2004, respectively. The increased gross margin is not indicative of future operating results and is a result of the increases in the selling prices per unit, the recognition of $60,000 of revenue during 2005 that had previously been deferred and the sale of a custom NeuroPort™ System. The costs associated with $60,000 of deferred revenue were recognized at the time the sale was made in 2003. Because the custom NeuroPort™ unit sold during the period is still under development, certain costs which normally would have been charged to cost of sales were expensed as incurred to research and development.
     Grants. Revenue from Small Business Innovative Research (“SBIR”) grants decreased $380,000 to $280,000 for the nine months ended September 30, 2005, from $660,000 for the nine months ended September 30, 2004. The decrease in grant income was anticipated and resulted from the completion of a majority of our existing contracts during the first six months of 2005. This decrease was compounded by the unavailability of research and development staff to work on grant-related activities. We did not submit any SBIR grant applications during the nine months ended September 30, 2005 because of uncertainties concerning the future availability of these types of grants to public companies. We have identified and applied for several new grant and contract opportunities from various federal agencies, other than SBIR, that may provide funding for research activities in 2006. As a result of our efforts to seek new sources of research grant funding, in October 2005, we were awarded a subcontract under a grant issued by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will realize the full $2.3 million potential of the new grant or receive any additional funding from any other grant or contract opportunities applied for by us until each selection process is finalized and the applicable grant or contract is awarded.
      Expenses
     Research and Development. Research and development expenses increased $2,126,000 to $ 4,284,000 for the nine months ended September 30, 2005 from $2,158,000 for the nine months ended September 30, 2004. The increase was partly attributable to an increase in non-cash stock compensation expense of $909,000. Because some of the options we have granted are subject to variable accounting, non-cash stock compensation expense can fluctuate substantially from period to period based on the market value of our common stock and the number of options outstanding at the end of each period. Compensation and travel expense for our staff and incremental research and development staff increased $551,000. In addition, license fees increased $140,000 consisting of non-cash equity compensation expense of $90,000 for warrants issued to BURF that vested during the quarter and $50,000 in minimum fees due under the license agreement with BURF. The remaining $526,000 is primarily comprised of development, manufacturing and facilities related costs associated with activities required to launch the NeuroPort™ System in the first quarter of 2006, expansion of our other development programs, the additional patient enrollment and other related costs associated with the ongoing pilot clinical trial of the BrainGate™ System and additional depreciation expense from new equipment used in the manufacturing process.
     Sales and Marketing. Sales and marketing expenses increased $21,000 to $246,000 for the nine months ended September 30, 2005, from $225,000 for the nine months ended September 30, 2004. The increase was the result of additional sales efforts associated with the research products business as well as the initial marketing efforts to support the launch of the NeuroPort™ System.
     General and Administrative. General and administrative expenses increased $131,000 to $2,995,000 for the nine months ended September 30, 2005, from $2,864,000 for the nine months ended September 30, 2004. The increase was mainly attributable to an increase of $415,000 of costs associated principally with our operations as a public company, including investor relations costs, and higher compensation and travel expense of $214,000 for existing staff and the expansion of the management team. These increases were partially offset by a reduction in audit, legal, and consulting fees of $498,000 primarily associated with the services performed in connection with the Merger during the nine months ended September 30, 2004.
Other Income and Expenses
     Other Income (Expense), Net. Interest income increased $34,000 to $62,000 for the nine months ended September 30, 2005, from $28,000 for the nine months ended September 30, 2004. The increase in interest income was primarily the result of a higher average cash balance available for investment. Interest expense increased $223,000 to $258,000 for the nine months ended September 30, 2005 from $35,000 for the nine months ended September 30, 2004. The increase was related to the cash draw down on the Line and amortization of the fair value of the warrants issued in connection with obtaining the Line as well as interest expense associated with borrowings for equipment purchases under an equipment loan.

Net Loss
     Net Loss. Net loss attributable to common stockholders increased by $2,045,000 to $7,041,000 for the nine months ended September 30, 2005, from $4,996,000 for the nine months ended September 30, 2004. The increase is largely a result of operating expenses associated with an increase in compensation expense related to stock options, an increase in compensation and travel expense related to existing and additional staff, the costs associated with readying the NeuroPort™ System for sales, the costs associated with operating as a public company and a reduction in grant revenue as certain contracts come to completion. The net loss attributable to common stockholders for the nine months ended September 30, 2004 includes dividends and accretion for redeemable convertible preferred stock. In connection with the Merger, all of our preferred stock was converted to common stock and therefore there are no dividends or accretion charges after October 2004. Net loss per common share decreased $0.77 per share to $0.44 per share for the nine months ended September 30, 2005, from $1.21 for the nine months ended September 30, 2004. The decrease in net loss per share is due to an increase in the weighted-average common shares outstanding. The weighted-average common shares outstanding increased 11,745,000 to 15,887,000 at September 30, 2005, from 4,142,000 at September 30, 2004, as a result of the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the Merger, 2,000,000 shares issued in connection with a private placement completed in November 2004 and 9,836,000 shares issued in connection with a private placement completed in September 2005.
Liquidity and Capital Resources
     Since inception we have financed operations and internal growth primarily through private placements of equity and debt securities, as well, as through revenue from product sales and sponsored research. We received net proceeds of $25,248,000 from the private placement of equity securities through September 30, 2005, including net proceeds of $10,675,000 received from the private placement completed on September 26, 2005. We also raised an additional $3,963,000 through September 30, 2005 under a line of credit and capital lease line, including $265,000 in gross proceeds received from an additional financing under the capital lease line completed on September 28, 2005. As of September 30, 2005, we had $13,841,000 of cash and cash equivalents on hand.
     Net cash used in operating activities was $4,869,000 for the nine months ended September 30, 2005. The primary use of cash was to fund our operations. The net loss for the nine months ended September 30, 2005 was $7,041,000. Included in this loss were non-cash expenses totaling $1,619,000 consisting of stock-based compensation expense of $1,085,000, depreciation and amortization expense of $214,000, stock-based compensation issued to consultants of $148,000, equity-based compensation issued to a related party of $90,000 and interest on notes and line of credit of $82,000. The use of cash for operations included compensation and travel expense related to existing and additional staff, costs associated with preparing for the NeuroPort™ System launch, costs associated with the ongoing clinical trial of the BrainGate™ System and costs associated with operating as a public company. The net cash used in operating activities included an increase of $553,000 in net operating assets and liabilities. This increase was comprised primarily of an increase in accrued expenses of $304,000 and a reduction of $171,000 in accounts receivable. The increase in accrued expenses is primarily related to the timing of payments related to employee compensation expenses. The reduction in accounts receivable is due to the amount and timing of product sales and grant income. Our prior operating costs are not representative of our expected on-going and future costs. As we market and prepare for the launch of the NeuroPort™ System and continue development of the BrainGate™ System, we expect our cash operating expenses to continue to increase for the foreseeable future.
     Net cash used in investing activities was $325,000 for the nine months ended September 30, 2005. We used cash to purchase equipment to be used primarily for research and development activities and to upgrade our manufacturing facility for the launch of the NeuroPort™ System.
     Net cash provided by financing activities was $13,802,000 for the nine months ended September 30, 2005. On March 31, 2005, we entered into a one-year revolving line-of-credit agreement for up to $3,000,000. On May 4, 2005, we drew down the $3,000,000 under the line-of-credit. On September 26, 2005, we completed a private placement of equity securities for net proceeds of $10,675,000. On September 28, 2005, we completed an additional financing under our capital lease line for gross proceeds of $265,000. During the nine months ended September 30, 2005, we also received approximately $10,000 from the exercise of stock options and warrants. We used approximately $148,000 to make payments under the capital lease line during the nine months ended September 30, 2005.
     Our future capital requirements will depend upon many factors, including advancement of our research and development programs and clinical studies, progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.
     We expect to continue to incur negative cash flows and net losses for at least the foreseeable future. Based upon our current plans, we believe that our existing capital resources as of September 30, 2005 will be sufficient to meet our operating expenses and capital requirements through at least December 2006. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising necessary funds on acceptable terms, or at all. Having insufficient funds, we may be required to delay, scale back or eliminate some of our research and development activities or delay the launch of our product candidates. If the Company is unable to raise sufficient additional financing we will not be able to continue our operations.
     We may seek to increase our cash reserves by obtaining additional funding through public or private financing, including the placement of shares of preferred or common stock, collaborative arrangements with strategic partners, or a combination of the two.
Off-Balance Sheet Arrangements
As of September 30, 2005, we have no off-balance sheet arrangements.
Contractual Obligations
     Below is a table setting forth contractual obligations (including interest payments as applicable) as of September 30, 2005:

		2006	2008
	Remainder	through	through	After
	of 2005	2007	2009	2009	Total
Operating Leases	$81,000	$601,000	$374,000	$—	$1,056,000
Loans from Related Parties	105,000	—	—	—	105,000
Capital Lease Obligations	73,000	575,000	112,000	—	760,000
Line-of-Credit Obligations	73,000	3,098,000	—	—	3,171,000
Minimum Royalties	—	150,000	150,000	225,000	525,000

Total	$332,000	$4,424,000	$636,000	$225,000	$5,617,000

Critical Accounting Policies
     This discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:
     Revenue Recognition. We recognize revenue from product sales and research grants from the U.S. government through the Small Business Innovative Research (“SBIR”) program. Product sales consist of sales of our BIONIC® line of brain-computer interface equipment to universities and research hospitals involved in neurological research. In the third quarter of 2005, product sales also include a custom NeuroPort™ System sale. Product sales are recognized in accordance with SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred and collection is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which occurs at the time of shipment. Terms for all customers are FOB shipping. The product operates without any custom configuration or installation. Product sales do not contain multiple elements. Following shipment, there are no customer acceptance requirements or installation obligations or continuing service requirements incumbent on us. Terms of product sales contain no contractual rights of return. In practice, we have not experienced or granted rights of return.
     We recognize revenues from research grants as reimbursable; eligible costs are incurred. Eligible costs typically include direct labor costs, other direct costs as outlined in the grant, such as lab materials and supplies and consulting costs, and an overhead allocation as specifically defined by the grant. In accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we record grant revenues on a gross basis as we are the primary obligor with respect to our research and development activities. We are subject to grant audits as required by the Department of Health and Human Services. Audits may result in adjustments to the amount of grant revenues recorded and funds received. Historically, we have not been required to make any adjustments to the amount of grant revenues recorded and funds received as a result of grant audits.
     We have continued to market our BIONIC® line of research products and continue to expect revenues from sales of equipment. However, this revenue is not predictable and will fluctuate from period-to-period. Future grant research contracts are dependent on applications by us to various governmental agencies and are based on a competitive award process. We did not submit any SBIR grant applications during the nine months ended September 30, 2005 because of uncertainties concerning the future availability of these types of grants to public companies. Therefore, we are not anticipating any new SBIR grant income after September 30, 2005. We have identified and applied for several new grant and contract opportunities from various federal agencies, other than SBIR, that may provide funding for research activities in 2006. As a result of our efforts to seek new sources of research grant funding, in October 2005, we were awarded a subcontract under a grant issued by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will realize the full $2.3 million potential of the new grant or receive any additional funding from any other grant or contract opportunities applied for by us until each selection process is finalized and the applicable grant or contract is awarded. The long-term success of our business is dependent on the development and commercialization of advanced neurological products such as the BrainGate™ System.
     Accounts Receivable. Accounts receivable represent amounts due from customers for goods shipped. We extend 30-day payment terms to our customers, and we do not require collateral. We periodically assess the collectibility of our receivables and establish reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. We have not experienced significant collection problems to date. If the collection history or aging of accounts receivable deteriorates, we may have to record a charge to operations to establish an allowance for doubtful accounts.
     Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist of work-in-process and finished goods. We periodically review our inventory for excess, obsolescence or quality issues. Should we conclude that we have inventory for which we cannot recover our costs as a result of such review, we would have to record a charge to operations classified as cost of products sold.
     Long-lived Assets. Our long-lived assets include fixed assets, identifiable intangibles, consisting of acquired patent technology, research grants, and goodwill.
     Property and Equipment and Identifiable Intangible Assets. We periodically review our property and equipment and identifiable intangible assets for impairment. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets.
     Goodwill. In assessing the recoverability of our goodwill, we make assumptions, at least annually, regarding its fair value, including estimated future cash flows and other factors. We currently make this annual assessment as of October 1 each year. This process is subjective and requires judgment. If these estimates or their related assumptions change in the future, or if actual cash flows are below estimates, we may be required to record goodwill impairment charges.
     Stock-Based Compensation. Awards under our stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting For Stock Issued to Employees (APB 25), and related interpretations in accounting for our employee stock options. Accordingly, no compensation expense is recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. We have adopted the disclosure requirements of Financial Accounting Standards Board Statement No. 123, Accounting For Stock-Based Compensation (SFAS 123), which is based on the fair-value method of measuring stock-based compensation. We account for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, (EITF 96-18). To the extent that the fair value of our common stock increases, we will incur additional compensation expense associated with non-employee options.
Recently Issued Accounting Standards
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We are required to adopt the provisions of SFAS 123R in our financial statements for the first quarter of 2006.
     SFAS 123R permits public companies to adopt its requirements using one of two methods:
•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
     We have not yet determined which transition method of this statement we will adopt.
     As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future as well as the valuation model used to determine the fair value of share-based payments. We have not yet determined which valuation model under this statement we will adopt.
     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement for APB Opinion No. 20, Accounting Changes (APB 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires voluntary changes in accounting principles be recognized retrospectively to financial statements for prior periods, rather than recognition in the net income of the current period. Retrospective application requires restatements of prior period financial statements as if that accounting principle had always been used. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. We are required to adopt the provisions of SFAS 154 for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005.
Item 3. Controls and Procedures.
Disclosure Controls and Procedures.
The Company’s management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer and Vice President, Finance, have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. The Company’s Chief Executive Officer and Vice President, Finance, have further concluded that, as of the end of such period, the Company’s controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s Chief Executive Officer and Vice President, Finance, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting.
There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the Company’s fiscal quarter ended September 30, 2005, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Part II: Other Information
Item 1. Legal Proceedings
We are not a party to any material legal proceedings.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following information is furnished in connection with securities sold by the Company during the period covered by this Form 10-QSB that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). On September 26, 2005, we completed a private placement, whereby we (i) sold 9,535,833 shares of our common stock at a price of $1.20 per share for aggregate net proceeds of $10,675,000; and (ii) issued warrants to purchase up to an additional 4,767,922 shares of our common stock at an exercise price of $1.60 per share. As partial consideration for services rendered in connection with leading the Private Placement, Hunter World Markets, Inc. was issued 300,000 shares of our common stock. Rodman & Renshaw LLC and Seven Hills Partners LLC were issued warrants identical to those described above to purchase 93,667 and 190,717 shares of our common stock, respectively, for services rendered in connection with the Private Placement. The shares and warrants were offered and sold to issuees in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder. Each of the issuees qualified as an accredited investor (as defined by Rule 501 under the Securities Act of 1933, as amended). The proceeds from this offering will be used for general corporate purposes.
Item 3. Defaults upon Senior Securities
     Not applicable.
Item 4. Submission of Matters to a Vote of Security Holders
     Not applicable.
Item 5. Other Information
     On November 14, 2005, the Company issued a press release announcing its financial results for the quarter ended September 30, 2005. A copy of the press release is attached hereto as Exhibit 99.1.
Item 6. Exhibits
     The exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES
     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERKINETICS NEUROTECHNOLOGY
SYSTEMS, INC.

By:	/s/ Timothy R. Surgenor

Timothy R. Surgenor
President and Chief Executive Officer
(Principal Executive Officer)

Date: November 14, 2005

By:	/s/ Kimi E. Iguchi

Kimi E. Iguchi
Vice President, Finance
(Principal Financial and Accounting Officer)

Date: November 14, 2005

EXHIBIT INDEX

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1*	Press release dated November 14, 2005 announcing the results for the quarter ended September 30, 2005.

*	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

Exhibit 31.1
CERTIFICATION
I, Timothy R. Surgenor, President and Chief Executive Office, certify that:
1. I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.
4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent function):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 14, 2005

/s/ Timothy R. Surgenor

Timothy R. Surgenor

Exhibit 31.2
CERTIFICATION
I, Kimi E. Iguchi, Vice President, Finance, certify that:
1. I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report.
4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5. The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent function):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 14, 2005

/s/ Kimi E. Iguchi

Kimi E. Iguchi

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) for the period ended September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Timothy R. Surgenor, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Timothy R. Surgenor

Timothy R. Surgenor
President and Chief Executive Officer
November 14, 2005

Exhibit 32.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) for the period ended September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kimi E. Iguchi, Vice President, Finance of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimi E. Iguchi

Kimi E. Iguchi
Vice President, Finance
November 14, 2005

Exhibit 99.1
Cyberkinetics Announces Third Quarter Results
FOXBOROUGH, Mass.—(BUSINESS WIRE)—Nov. 14, 2005—Cyberkinetics Neurotechnology Systems, Inc. (OTCBB:CYKN) (Cyberkinetics) today announced financial results for the third quarter ended September 30, 2005, and provided an update on its key development programs.
Total revenues for the three months ended September 30, 2005, were $189,000 as compared to $379,000 for the three months ended September 30, 2004. Product sales for the three months ended September 30, 2005, were $119,000 as compared to $164,000 for the three months ended September 30, 2004. Product sales in the three months ended September 30, 2005, included the first sale of a custom NeuroPort System unit. Grant income for the three months ended September 30, 2005 was $69,000 as compared to $215,000 for the three months ended September 30, 2004. The decrease in grant income was anticipated and resulted from the company’s strategy to transition from Small Business Innovation Research (SBIR) grant contracts to larger contracts, such as the recently announced NIH contract, that may be available from various federal granting agencies.
The net loss applicable to common stockholders for the three months ended September 30, 2005, was $2,380,000, or $0.15 per share, based on 16,229,000 weighted-average common shares outstanding, as compared to $1,945,000, or $0.46 per share, for the three months ended September 30, 2004, based on 4,218,000 weighted-average common shares outstanding. Weighted-average common shares outstanding increased primarily as a result of the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the October 2004 reverse merger, as well as the issuance of 2,000,000 and 9,836,000 shares of common stock in connection with private placements in November 2004 and September 2005, respectively.
On September 26, 2005, the Company raised net proceeds of approximately $10.7 million in a private placement of common stock and warrants to institutional and accredited investors. At September 30, 2005, the Company had cash and cash equivalents of $13,841,000.
“On the heels of FDA 510K-approval in the second quarter, we completed the first sale and delivery of a custom NeuroPort™ System for brain monitoring during the quarter. We are optimistic about the early response to the NeuroPort System with leaders in the neurology and neurosurgery communities and look forward to building the base for broader adoption in the coming months”, said Timothy R. Surgenor, Cyberkinetics’ President and Chief Executive Officer. “We also raised net proceeds of $10.7 million from our private financing in September and announced in October that the Company was awarded a $2.3 million subcontract from an NIH grant that will be used to fund our key development programs.”
Surgenor continued, “Our first participant in the pilot trial of our breakthrough BrainGate™ System completed his one-year trial period in the second quarter and recently had his implant removed. The participant has fully recovered from the procedure. From medical and scientific perspectives, we are also pleased with the results of the procedure, the condition of the brain tissue where the implant was placed and with the overall condition of the implant itself. We thank him for his pioneering contribution to the development of Cyberkinetics’ BrainGate System. As we head into 2006, we are focused on enrolling additional participants in two ongoing pilot trials of the BrainGate System and extending proof of principle in this ground breaking study.”
Third Quarter and Recent Operational Highlights
NeuroPort™ System — Neural Monitoring System for Acute Applications
•	In September 2005, Cyberkinetics sold and delivered a customized version of its NeuroPort™ System to a leading neurosurgical researcher at a prestigious California university. The Company continues to target leading neurologists and neurosurgeons to develop interest in the commercial launch of the product in 2006.

•	In October 2005, Cyberkinetics completed upgrades to its Salt Lake City manufacturing facility and quality systems. Completion of these upgrades will allow us to maintain our schedule of a commercial launch of the NeuroPort™ System in 2006.
BrainGate™ System — Direct Brain-Computer Interface for Communication and Control of Other Devices
•	In August 2005, Cyberkinetics announced that it would expand the pilot trial in those with spinal cord injury, stroke and muscular dystrophy at all three participating clinical sites to include non-speaking, or “locked-in,” participants, as well as individuals with less severe paralysis in the upper body. “Locked-in” syndrome is characterized by complete paralysis of voluntary muscles in all parts of the body except for those that control eye movement. Individuals with locked-in syndrome are conscious, can think and reason, though they are unable to speak or move.

•	In August 2005, the Company announced the commencement of a second pilot clinical trial of the BrainGate System for those with ALS (amyotrophic lateral sclerosis or Lou Gehrig’s disease) and other motor neuron diseases. According to protocol, the trial focuses on those with “locked-in” syndrome. The trial is currently underway at the Massachusetts General Hospital in Boston, Massachusetts.

•	To date, two participants have been implanted with the BrainGate™ System implant in a trial for those with spinal cord injury, muscular dystrophy or stroke. There have been no reported adverse events from either participant to date.

•	The first participant successfully completed the one-year testing period according to trial protocol and had his implant removed successfully in October 2005. The Company expects to utilize the valuable data collected from the retrieved implant to improve engineering of future products used in the Company’s clinical trials of the BrainGate™ System.

•	In October 2005, Cyberkinetics announced that it would receive $2.3 million over five years to jointly develop a neuroprosthetic system with Case Western Reserve University and the Cleveland FES (Functional Electrical Stimulation) to

restore partial arm and hand function to those with extensive paralysis due to spinal cord injury. The five-year contract will be funded through a $4.4 million grant from the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD).
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, a leader in brain interface technology, is developing products to treat nervous system diseases and disorders by bringing together advances in neuroscience, computer science and engineering. Cyberkinetics’ products are based on over ten years of technology development and cutting-edge neuroscience research at leading academic institutions such as Brown University, the Massachusetts Institute of Technology, Emory University, and the University of Utah.
Cyberkinetics has received FDA clearance to market the NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. The NeuroPort™ System can contribute to the diagnosis and treatment of neurological conditions in patients who have undergone craniotomy by providing neurologists and neurosurgeons a new resource to detect, transmit and analyze neural activity.
Cyberkinetics’ BrainGate™ System is being designed to give severely paralyzed individuals, as well as individuals with motor impairment from a variety of causes, a long-term, direct brain-computer interface for the purpose of communication and control of a computer, assistive devices, and, ultimately, limb movement. Patients are currently being enrolled into a pilot clinical trial to test the BrainGate™ System’s safety and feasibility. The Company expects to report data from the ongoing trial from time to time in peer-reviewed scientific forums.
Visit Cyberkinetics’ website for additional information at www.cyberkineticsinc.com.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
Financial results for the quarter ended September 30, 2005 are summarized in the table below.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Revenues:
Product sales	$119,281	$164,008	$495,948	$425,400
Grant income	69,294	214,910	280,217	659,507

Total revenues	188,575	378,918	776,165	1,084,907

Operating expenses:
Cost of product sales	20,173	68,175	96,842	201,300
Research and development	1,445,984	785,434	4,283,589	2,158,225
Sales and marketing	77,675	81,121	245,858	224,889
General and administrative	918,109	1,170,907	2,994,879	2,864,136

Total operating expenses	2,461,941	2,105,637	7,621,168	5,448,550

Operating loss	(2,273,366)	(1,726,719)	(6,845,003)	(4,363,643)

Other income (expense):
Interest income	28,222	5,566	61,503	27,551
Interest expense	(134,751)	(15,851)	(257,821)	(35,238)

Other expense, net	(106,529)	(10,285)	(196,318)	(7,687)

Net loss	$(2,379,895)	$(1,737,004)	$(7,041,321)	$(4,371,330)

Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(208,383)	—	(625,149)

Net loss attributable to common stockholders	$(2,379,895)	$(1,945,387)	$(7,041,321)	$(4,996,479)

Basic and diluted net loss attributable to common stockholders per common share	$(0.15)	$(0.46)	$(0.44)	$(1.21)

Shares used in computing basic and diluted net loss attributable to common stockholders per common share	16,228,603	4,217,836	15,887,463	4,141,525

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	September 30,	December 31,
	2005	2004
Assets
Current Assets
Cash and cash equivalents	$13,841,182	$5,232,641
Other current assets	481,861	726,664
Net property and equipment	677,948	549,927
Other assets	243,733	246,871

Total assets	$15,244,724	$6,756,103

Liabilities and stockholders’ equity
Current liabilities	4,635,880	1,308,245
Long-term liabilities	403,273	365,528

Stockholders’ equity:
Common stock, $0.001 par value	26,986	16,939
Additional paid-in-capital	30,811,197	17,835,622
Common stock held in escrow	(13,000)	(13,000)
Deferred stock-based compensation	(906,505)	(85,445)
Accumulated deficit	(19,713,107)	(12,671,786)

Total stockholders’ equity	10,205,571	5,082,330

Total liabilities and stockholders’ equity	$15,244,724	$6,756,103

CONTACT:	Cyberkinetics Elizabeth A. Razee, 508-549-9981, Ext. 109 or IRG President John G. Nesbett, 212-825-3210 or Vice President, Public Relations Judy Katz, 212-825-3210